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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11020747

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50745

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNP Paribas Investment Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

201 South Biscayne Boulevard, Suite 1800
(No. and street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George P. E. Ten Pow (305) 533-4152
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, **George P. E. Ten Pow**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BNP Paribas Investment Services, LLC**, as of **December 31, 2010**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as a customer, except as follows:

____

____

____

Signature

Chief Financial Officer & FINOP

Title

Notary Public

EVELYNE BOYER
MY COMMISSION # DD 890845
EXPIRES: September 15, 2013
Bonded Thru Notary Public Underwriters

State of Florida
County of Dade

The foregoing instrument was acknowledged before me this 28 day of Feb, 20 11.

(Signature of Notary Public - State of Florida)

EVELYNE BOYER

(Print, Type, or Stamp Commissioned Name of Notary Public)

☑ Personally known to me, or

☐ Produced Identification: ______________

(Type of Identification)

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)

Tables of Content

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
BNP Paribas Investment Services, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of BNP Paribas Investment Services, LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BNP Paribas Investment Services, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (h) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2011

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
As of December 31, 2010

Assets	
Cash and cash equivalents	$ 747,848
Cash segregated under federal regulations	279,538
Receivable from affiliated clearing broker	4,496,149
Prepaid expenses and other assets	66,279
Total assets	$ 5,589,814
Liabilities and members' equity	
Liabilities	
Payable to affiliate	$ 125,913
Accrued severence	243,748
Accrued expenses and other liabilities	188,713
Total liabilities	$ 558,374
Members' equity	
Membership certificates	7,767,819
Accumulated deficit	(2,736,379)
Total members' equity	$ 5,031,440
Total liabilities and members' equity	$ 5,589,814

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Operations
For the year ended December 31, 2010

Revenue:		
Commissions and brokerage fees	$	777,325
Administrative and other services		327,414
Mutual funds related fees		62,673
Riskless principal trading		5,499
Other		2,854
Total revenues	$	1,175,765
Expenses:		
Employee compensation and benefits	$	546,405
Management fees		371,743
Commissions, clearing and brokerage fees		308,502
Occupancy and equipment cost		179,379
Communication and data processing		101,357
License fees, regulatory fees and expenses		51,601
Professional fees		45,994
Other		38,805
Total expenses	$	1,643,786
Loss before income tax expense		(468,021)
Income tax expense		100
Net loss	$	(468,121)

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Changes in Members' Equity
For the year ended December 31, 2010

	Membership Certificates	Accumulated Deficit	Total Members' Equity
Balance, December 31, 2009	$ 7,767,819	$ (2,268,258)	$ 5,499,561
Net loss	-	(468,121)	(468,121)
Balance, December 31, 2010	$ 7,767,819	$ (2,736,379)	$ 5,031,440

The accompanying notes are an integral part of these financial statements

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Cash Flows
For the year ended December 31, 2010

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Net loss	$	(468,121)
(Increases) decreases in operating assets:		
Cash segregated under federal regulations		(2,322)
Receivable from affiliated clearing broker		1,340,876
Prepaid expenses and other assets		25,821
Decreases in operating liabilities:		
Payable to affiliate		(69,996)
Accrued severance		(80,001)
Accrued expenses and other liabilities		(102,316)
Net cash provided by operating activities		643,941
NET INCREASE IN CASH AND CASH EQUIVALENTS		643,941
CASH AND CASH EQUIVALENTS - December 31, 2009		103,907
CASH AND CASH EQUIVALENTS - December 31, 2010	$	747,848
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Income taxes paid	$	100

1. Organization and Nature of Business

BNP Paribas Investment Services, LLC (the "Company") is a Delaware limited liability corporation whose members consist of BNP Paribas ("BNPP" or "Parent") (98%-owner) and French American Banking Corporation (2%-owner), a wholly-owned subsidiary of the Parent. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Association ("FINRA").

The Company is engaged in introducing transactions and accounts of customers and clears all of its transactions on a fully disclosed basis through an affiliated entity, BNP Paribas Securities Corp. (the "Clearing Broker"), a registered broker-dealer. The Company is authorized under a FINRA membership agreement to engage in several types of services including executing principal and agency transactions for other affiliated entities and direct retail clients, primarily high net worth individuals. All clients are fully disclosed to the Clearing Broker. The Company's principal office is in Miami, Florida. The Company also maintained a branch office in Washington, DC which was closed as of December 31, 2010.

2. Significant Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenues and expenses during the reporting period. These significant estimates include assumptions related to contingencies and litigation. The actual results could differ from those estimates.

Cash and Cash Equivalents
The Company classifies demand deposits with an affiliated bank as cash and cash equivalents.

Commissions, Brokerage, and Trading
Commissions and brokerage fee revenues, related expenses (including clearing) and riskless principal trading revenue are recorded on a trade date basis.

Interest Income
The Company earns interest on the balances of the proprietary account held with the Clearing Broker. The amount of interest earned is insignificant and is recorded in Other revenue on the Statement of Operations.

Mutual Fund Related Fees
The Company participates in the marketing and distribution of certain Mutual Fund units. The Company records the fees upon notification by the Clearing Broker.

Administrative and Other Services Revenue
The Company provides certain administrative services to its customers, including but not limited to, portfolio evaluation and safekeeping services. For such services, the Company receives a fee based on the net assets of the respective customer's account. Fees are recorded when received. Any fees earned that have not been received are included in Prepaid expenses and other assets on the Statement of Financial Condition.

Receivable from Affiliated Clearing Broker
The Company maintains deposits in accounts at the Clearing Broker and has receivables for commissions and fees on transactions processed during the month. Such receivables from the Clearing Broker are reported on the Company's Statement of Financial Condition.

Income Taxes
The Company is treated as a partnership for federal, state and local income tax purposes. All taxable items of income, expense, gain and loss pass through the Company to the individual members. However, the Company's branch office located in Washington, DC is imposed a franchise tax on unincorporated businesses with gross income earned in the District of Columbia in excess of a certain amount. This franchise tax is considered an income tax as defined by Accounting Standards Codification ("ASC") 740 - *Income Taxes*, and is reported on the Statement of Operations.

In order to evaluate the uncertain tax positions of the Company, a determination is made whether it is more likely than not that a tax position will be sustained upon audit examination. The Company relies on previous audit history as a basis for this determination. If a tax position does not meet the more-likely-than-not threshold, its measurement will be evaluated using an expected value approach based on the various probabilities of settlement to determine the amount of additional tax liability to be recognized in the financial statements. The Company records interest and penalties on any such uncertain tax positions as Other expenses in the Statement of Operations. Accrued interest and penalties are included in Accrued expenses and other liabilities in the Statement of Financial Condition.

3. Related Party Transactions

The Company transacts its securities business with affiliated companies. A summary of significant transactions is as follows:

The Company clears all of its securities transactions on a fully disclosed basis through the Clearing Broker. The Company is charged for the clearance and settlement of these transactions. For the year ended December 31, 2010, the Company incurred costs of $308,502 for these services. For transactions cleared through the Clearing Broker, the Company earned $845,497 in commissions and fees, riskless principal trading revenue and mutual funds related income for the year ended December 31, 2010. At December 31, 2010, the receivable from the Clearing Broker was $36,354 relating to these fees.

At December 31, 2010, the Company maintained deposits with the Clearing Broker of $4,459,795. The Company also maintained cash in an operating account with an affiliate of $747,848. Interest earned from the affiliates for the year ended December 31, 2010 on the deposit accounts was $421.

The Company is charged management fees for administrative duties performed by an affiliate. Management fees recorded in the Statement of Operations was $371,743 for the year ended December 31, 2010. At December 31, 2010, the amount payable to affiliate for management fees was $125,913.

4. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which the Company participates. The plans, which are sponsored by BNP Paribas, North America, include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third-party investment advisors. At December 31, 2010, the defined benefit plan was underfunded by approximately $48,054,278.

Employer matching contributions into the 401(k) plan were $14,006 for the year ended December 31, 2010.

5. Financial Instruments

Fair Value of Financial Instruments
At December 31, 2010, the company had no financial instruments.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk
The Company clears all of its securities transactions through its Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

Although the right of the Clearing Broker to charge the Company applies to all trades executed through the Clearing Broker, the Company believes that there is no reasonable amount assignable to its obligations pursuant to this right as any such obligation would be based upon the future non-performance by one or more counterparties. At December 31, 2010, the Company had recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

A customer's unsettled trade may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company and its Clearing Broker seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

The Company is involved in various transactions where, in the event the customers failed to perform their obligations under contractual terms, the Company may be exposed to risk. Substantially all of the clearing and depository operations for the Company are performed by its Clearing Broker pursuant to a clearance agreement. The Clearing Broker reviews, as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance of its customers in

fulfilling their contractual obligations pursuant to securities transactions which can be directly affected by volatile securities markets, credit markets and regulatory changes.

6. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not be less than the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2010, the Company had net capital of $4,217,313 which was $3,967,313 in excess of the required net capital.

Under the Company's amended Membership Agreement with FINRA, the Company is required to comply with the Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934, as the Company accepts checks from customers which are held for longer than 24 hours. Rule 15c3-3 requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. At December 31, 2010, $279,538 of cash had been segregated in a special reserve account with a third-party. At December 31, 2010, the Company was required to maintain a balance in this account in the amount of $0.

7. Commitments and Contingencies

Risks and Uncertainties
The Company generates a significant portion of its revenues by introducing the domestic and a small number of international customers to its Clearing Broker. The revenues generated are transaction based and subject to a variety of financial uncertainties.

Litigation
In the normal course of business, the Company may be named as a defendant in legal actions, including arbitrations and lawsuits. Certain of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages.

The Company establishes reserves for potential losses that may arise out of litigation to the extent that such losses are probable and can be estimated. Management is not aware of any legal action that is pending against the Company that will have a material effect on its financial statements.

8. Subsequent Events

The Company evaluates subsequent events through the date on which the financial statements are issued. The Company did not note any subsequent events requiring disclosure or adjustment to the financial statements.

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
As of December 31, 2010

Net Capital		
Total members' equity		$ 5,031,440
Total capital		5,031,440
Deductions and/or charges		
Nonallowable assets		
Cash deposited with affiliate	(747,848)	
Prepaid expenses and other assets	(66,279)	
		(814,127)
Net capital		4,217,313
Computation of minimum net capital requirement		
Minimum net capital required (the greater of the $250,000 or 6 2/3% of aggregated indebtedness)		250,000
Excess net capital		$ 3,967,313
Aggregate Indebtedness:		$ 558,374

Apart from the items below, there are no material differences between the computation of net capital as computed above and as reported by the Company in its unaudited Form X-17-A-5 - Part II filing as of December 31, 2010, filed on January 12, 2011.

	Per December 31, 2010 FOCUS Report as filed on January 12, 2011		Adjustments	As reported on December 31 2010	
Net Capital					
Total members' equity		$ 5,116,071			$ 5,031,440
Total capital		5,116,071	(84,631) (1) (2) (3) (4) (5) (6)		5,031,440
Deductions and/or charges					
Nonallowable assets					
Receivable from affiliate	(747,848)			(747,848)	
Prepaid expenses and other assets	(66,279)			(66,279)	
		(814,127)			(814,127)
		$ 4,301,944			$ 4,217,313
Net capital					
Computation of minimum net capital requirement					
Minimum net capital required					
(the greater of the $250,000 or 6 2/3% aggregated indebtedness)		250,000			250,000
Excess Net Capital		$ 4,051,944			$ 3,967,313
Aggregated Indebtedness		$ 473,743	84,631 (1) (2) (3) (4) (5) (6)		$ 558,374

(1) - Increase in Accrued expenses and other liabilities; increase in Communication and data processing in the amount of $8,693
(2) - Increase in Accrued expenses and other liabilities; increase in Professional fees in the amount of $37,994
(3) - Increase in Accrued expenses and other liabilities; increase in License fees, regulatory fee and expenses in the amount of $1,335
(4) - Increase in Accrued expenses and other liabilities; increase in Occupancy and equipment costs in the amount of $6,335
(5) - Increase in Accrued expenses and other liabilities; increase in Other expenses in the amount of $2,274
(6) - Increase in Payable to affiliate; increase in Management fees in the amouint of $28,000

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2010

Credit balances	
Total credits	$ -
Debit balances	
Total debits	-
Excess of total credits over total debits	$ -
Amount held on deposit in reserve bank account at December 31, 2010	$ 279,538
Required balance to be maintained (105% of excess total credit over total debit):	$ -

There are no material differences between the computation for determination of reserve requirements as computed above and as reported by the Company in its unaudited Form X-17-A-5 - Part II filing as of December 31, 2010, filed on January 12, 2011.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

BNP Paribas Investment Services, LLC
201 S. Biscayne Boulevard, Suite 1800
Miami, Florida

In planning and performing our audit of the financial statements of BNP Paribas Investment Services, LLC (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3 (e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Members of
BNP Paribas Investment Services, LLC
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by BNP Paribas Investment Services, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and proof of payment noting a difference of $4.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting a difference of $28,840.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December, 20 10.

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050745 FINRA DEC
BNP PARIBAS INVESTMENT SERVICES LLC 16*16
201 S BISCAYNE BLVD STE 1800
MIAMI FL 33131-4329

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

George P.E. Ten Pow 305-533-4152

2. A. General Assessment (item 2e from page 2) $ 2,110

B. Less payment made with SIPC-6 filed (exclude interest) (1,180)

July 27, 2010
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 930

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 930

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 930

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BNP Paribas Investment Services
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 7 day of February, 20 11.

CFO & FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,175,761

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 331,741

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 331,741

2d. SIPC Net Operating Revenues $ 844,020

2e. General Assessment @ .0025 $ 2,110

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